SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076

02 APR 25 AM 11:41

02028654

April 03, 2002.
Our ref.: 093/2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
United States of America
Attention: International Corporate Finance

SUPPL

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Re: Companhia Suzano de Papel e Celulose
Rule 12g3-2(b) Exemption
File n°. 82-3550

Ladies and Gentlemen

We are sending you two copies of the Notice to the Shareholders, which was published by Cia. Suzano and Suzano Petroquímica S.A., communicating that the CVM approved on March 25, 2002 the registration of Suzano Petroquímica as a publicly held company and the beginning of negotiation of its shares in the stock exchange.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to the undersigned at Avenida Brigadeiro Faria Lima, 1355 – 10° andar - São Paulo - Brasil - CEP 01452-919 in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,

Adhemar Magon
Vice President and Investor Relations Director

dlw 4/25

SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10º andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076

File nº 82-3550

Annex A to Letter to the SEC
Dated April 03, 2002, of
Companhia Suzano de Papel e Celulose

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on July 16, 1993:

Description of Document

Title: Notice to the Shareholders
Date : March 26, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
PUBLICLY HELD COMPANY
CNPJ/MF N°. 60.651.726/0001-16

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
CNPJ/MF N°. 04.705.090/0001-77

NOTICE TO THE SHAREHOLDERS

The Directors of Suzano Petroquímica S.A., a corporation with headquarters in the city of São Paulo, incorporated for the purpose of segregating the operations of the petrochemical sector from the pulp and paper business of Companhia Suzano de Papel e Celulose, through its partial spin-off, as resolved in the Extraordinary General Meeting held on the 30th of November, 2001, inform hereby that, on the 25th of March, 2002, the CVM - Comissão de Valores Mobiliários (Brazilian SEC) approved, the registration of Suzano Petroquímica S.A as a publicly held company for negotiation of its shares in the stock exchange.

Thus, as from the 2nd of April, 2002, the shares of Companhia Suzano de Papel e Celulose will be negotiated "**ex -spin-off**" and the shares of Suzano Petroquímica S.A will be negotiated separately from the shares of Companhia Suzano de Papel e Celulose in BOVESPA- Bolsa de Valores de São Paulo (São Paulo Stock Exchange), based on the position on the 1st of April, 2002.

Considering the position on the 1st of April, 2002, the shareholders of Companhia Suzano de Papel e Celulose will receive, for each share held, one share of Suzano Petroquímica S.A, taking into account the class of shares held.

The financial institution responsible for the indenture of the shares of Suzano Petroquímica S.A is Banco Itaú S. A.

São Paulo, the 26th of March 2002.

COMPANHIA SUZANO DE PAPEL E CELULOSE
Adhemar Magon
Vice-President and Investor Relations Officer

SUZANO PETROQUÍMICA S.A.
Adhemar Magon
Investor Relations Officer

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
PUBLICLY HELD COMPANY
CNPJ/MF Nº. 60.651.726/0001-16

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
CNPJ/MF Nº. 04.705.090/0001-77

NOTICE TO THE SHAREHOLDERS

The Directors of Suzano Petroquímica S.A., a corporation with headquarters in the city of São Paulo, incorporated for the purpose of segregating the operations of the petrochemical sector from the pulp and paper business of Companhia Suzano de Papel e Celulose, through its partial spin-off, as resolved in the Extraordinary General Meeting held on the 30th of November, 2001, inform hereby that, on the 25th of March, 2002, the CVM - Comissão de Valores Mobiliários (Brazilian SEC) approved, the registration of Suzano Petroquímica S.A as a publicly held company for negotiation of its shares in the stock exchange.

Thus, as from the 2nd of April, 2002, the shares of Companhia Suzano de Papel e Celulose will be negotiated "**ex -spin-off**" and the shares of Suzano Petroquímica S.A will be negotiated separately from the shares of Companhia Suzano de Papel e Celulose in BOVESPA- Bolsa de Valores de São Paulo (São Paulo Stock Exchange), based on the position on the 1st of April, 2002.

Considering the position on the 1st of April, 2002, the shareholders of Companhia Suzano de Papel e Celulose will receive, for each share held, one share of Suzano Petroquímica S.A, taking into account the class of shares held.

The financial institution responsible for the indenture of the shares of Suzano Petroquímica S.A is Banco Itaú S. A.

São Paulo, the 26th of March 2002.

COMPANHIA SUZANO DE PAPEL E CELULOSE

Adhemar Magon
Vice-President and Investor Relations Officer

SUZANO PETROQUÍMICA S.A.

Adhemar Magon
Investor Relations Officer